UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

FRESENIUS MEDICAL CARE AG & CO. KGaA

(Name of Issuer)

Ordinary Shares without par value

(Title of Class of Securities)

358029 10 6

(CUSIP Number)

Charles F. Niemeth, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358029 10 6

1.	Names of Reporting Persons.

Fresenius SE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

106,603,026

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

106,603,026

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	106,603,026

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

36.4 percent

14.	Type of Reporting Person

CO

          This Amendment No. 2 to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed April 5, 2006 (as so amended and restated, the “Schedule 13D”) is filed by Fresenius SE (“Fresenius SE”), formerly known as Fresenius Aktiengesellschaft, with respect to the ordinary shares without par value of Fresenius Medical Care AG & Co. KGaA (the “Company”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended by the addition of the following information:

          Effective June 15, 2007, the Company effected a 3-for-1 split of its ordinary shares and preference shares. All share amounts set forth in this Amendment No. 2 reflect such 3-for-1 share split.

Item 2. Identity and Background

The information in Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          This Schedule 13D is filed by Fresenius SE. Fresenius SE is a European Company (Societas Europaea) having its registered office and its principal executive offices at Else-Kröner Strasse 1, 61352 Bad Homburg v.d.H, Germany. An SE is a public limited liability company under European law. Until July 13, 2007, Fresenius SE conducted business as Fresenius Aktiengesellschaft, a German stock corporation. Fresenius SE is the holding company of the Fresenius group of companies, a global health care group with products and services for kidney dialysis, hospitals and the medical care of patients at home. The Fresenius Group consists of the following four business segments:

Fresenius Medical Care AG & Co. KGaA (the Company). The Company is the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Based on publicly reported sales and number of patients treated, the Company is the largest dialysis company in the world. The Company’s dialysis business is vertically integrated, providing dialysis treatment at its own dialysis clinics and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. At March 31, 2008, the Company provided dialysis treatment to 177,059 patients in 2,297 clinics worldwide located in more than 25 countries. In the U.S. the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals. The Company also develops and manufactures a full range of equipment, systems and disposable products, which it sells to customers in over 100 countries.

Fresenius Kabi AG. Fresenius Kabi is the leader in infusion therapy and clinical nutrition in Europe and in the most important countries of Latin America and the Asia Pacific region. Fresenius Kabi is focused on the therapy and care of critically and chronically ill patients in and outside the hospital. Fresenius Kabi’s product portfolio consists of pharmaceutical products for infusion and transfusion therapies and clinical (enteral and parenteral) nutrition and the medical devices required for application of both therapies. On July 7, 2008, Fresenius SE announced that Fresenius had entered into a definitive merger agreement to acquire APP Pharmaceuticals, Inc. (“APP”). APP is a pharmaceutical company that develops, manufactures and markets generic injectable pharmaceutical products with a primary focus on the oncology, anti-infective, anesthetic/analgesic and critical care markets. APP offers a comprehensive product portfolio used in hospitals, long-term care facilities, alternate care sites and clinics within North America and manufactures a comprehensive range of dosage formulations.

Fresenius Helios. The HELIOS Kliniken Group ranks among the largest private hospital groups in Europe. It specializes in hospital management with a focus on acute treatment and subsequent medical rehabilitation. The HELIOS Kliniken group owns more than 60 hospitals including five maximum care hospitals in Erfurt, Berlin-Buch, Wuppertal, Schwerin and Krefeld. HELIOS is headquartered in Berlin and employs about 30,000 people. The HELIOS Kliniken Group provides expertise in all areas and at all levels of clinical care, including maximum care.

Fresenius VAMED. VAMED operates in the project and service business for health care facilities worldwide. These include hospitals and other health care facilities as well as spas and wellness centers. Headquartered in Vienna, Austria, VAMED has approximately 1,800 of its own employees and is responsible for more than 6,000 employees including all projects worldwide. VAMED has completed approximately 450 health care projects in 47 countries since its founding in 1982. For health care facilities, VAMED offers services in project development, planning, project management, turnkey hospital projects, complete medical equipment, service and maintenance of medical-technical installations, and facility, technical, and general management services.

          Fresenius SE is also engaged in the development and marketing of biotechnology products in the fields of oncology and immunology/transplantation medicine through its subsidiary Fresenius Biotech GmbH.

          The share capital of Fresenius SE consists of ordinary shares and non-voting preference shares (“Fresenius SE Ordinary Shares” and “Fresenius SE Preference Shares,” respectively), each of which are issued only in bearer form. Accordingly, Fresenius SE has no way of determining who its shareholders are or how many shares any particular shareholder holds. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations also apply to option agreements (excluding the 3% threshold). Based on its most recent notification to Fresenius SE, Fresenius SE has been informed that Else Kröner-Fresenius Stiftung (the “Foundation”) owns approximately 60% of the Fresenius SE Ordinary shares.

          The Foundation serves to promote medical science, primarily in the fields of research and treatment of illness, including the development of apparatus and preparations (e.g., artificial kidneys) for such purposes. The Foundation may promote only those research projects the results of which will be generally accessible to the public. The Foundation further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students. Pursuant to the terms of Mrs. Else Kröner’s will, under which the Foundation acquired most of its Fresenius SE Ordinary Shares, Mrs. Kröner’s executors exercise voting and dispositive power over the Fresenius SE Ordinary Shares held by the Foundation. The persons presently serving as the executors of Mrs. Kröner’s estate are Dr. Karl Schneider, Dr. Dieter Schenk and Mr. Winfried Baranowski. Dr. Schneider and Dr. Schenk are each members (and Dr. Schenk the deputy chairman) of the supervisory board of Fresenius SE. Dr. Schenk is also vice chairman of the supervisory board of the Company and of the supervisory board of the general partner of the Company. Mr. Baranowski is a retired partner of the accounting firm KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft. Additional information regarding Dr. Schneider and Dr. Schenk is set forth in Schedule A to this Schedule 13D (Amendment No. 2). Under the beneficial ownership rules of the Commission, because they hold dispositive power over the Fresenius SE Ordinary Shares held indirectly by the Foundation, Mrs. Kröner’s executors may be deemed to beneficially own the Fresenius SE Ordinary Shares held by the Foundation.

          Fidelity International has notified Fresenius SE that the following entities hold the following percentage of the voting rights in Fresenius SE, as of the respective dates noted below:

Entity	Percent	Date

FIL Limited, Hamilton Bermuda	6.03%	February 4, 2008
Fidelity Investment Trust, Boston MA	3.02%	January 22, 2008
Fidelity Management & Research Company, Boston MA	3.03%	December 4, 2007
FMC LLC, Boston MA	3.43%	October 1, 2007

          In addition to the foregoing, according to Allianz Lebensversicherungs-AG, they hold between 5%-10% of the Fresenius SE Ordinary Shares.

          Information with respect to the members of the supervisory board and the members of the management board of Fresenius SE is set forth in Schedule A to the Schedule 13D (Amendment No. 1).

          During the past five years, none of Fresenius SE, the members of Fresenius SE’s managing board or, to Fresenius SE’s knowledge and belief, the members of Fresenius SE’s supervisory board, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

          The increase in Fresenius SE’s beneficial ownership of the Company’s ordinary shares from 35,534,342 shares, as previously reported in the Schedule 13D, to 106,603,026 shares, as reported herein, is the result of the Company’s 3-for-1 share split which became effective on June 15, 2007. Fresenius SE did not furnish any funds or other consideration in connection with such increase in its beneficial ownership. Such increase in the number of shares beneficially owned did not change Fresenius SE’s percentabe benefial ownership of the Company since the number of shares beneficially owned by all shareholders increased in the same proportion.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D, is hereby amended by the addition of the following information:

          On July 7, 2008, Fresenius SE announced that Fresenius had entered into a definitive merger agreement to acquire APP. See Item 2, above. On July 17, 2008, Fresenius SE announced that Fresenius Finance (Jersey) Ltd. (the “Issuer”), an indirect wholly-owned subsidiary of Fresenius SE, would issue and had priced €554.5 million aggregate principal amount of Mandatory Exchangeable Bonds due 2011 (the “Exchangeable Bonds”). The Exchangeable Bonds will be mandatorily exchangeable for ordinary shares of the Company to be delivered by Fresenius SE at the time of the exchange. Fresenius SE will use the net proceeds of the issuance of the Exchangeable Bonds to finance a portion of the acquisition price for APP.

          The Exchangeable Bonds will bear interest at a rate of 5.625% per annum, payable annually in arrears. Each Exchangeable Bond will cease to bear interest from and including the interest payment date immediately preceding the date on which the bond is voluntarily exchanged by the holder or, if exchanged in certain cases described below, on the day preceding the exchange date (subject, in such cases, to payment of accrued interest).

          The Exchangeable Bonds will mature three years after issuance, will be redeemable at maturity only by exchange into ordinary shares of the Company. The Exchangeable Bonds will not be redeemable in cash. They may be voluntarily exchanged by the holder at any time commencing the 40th day after the settlement date (presently expected to be August 14, 2008) until 4.00 p.m. CET on the business day preceding the 40th trading day prior to the maturity date for a number of ordinary shares equal to 118% of the number of ordinary shares that would be deliverable at the Maximum Exchange Ratio. The Maximum Exchange Ratio for each €50,000 of Exchangeable Bonds will equal the principal amount divided by the Share Reference Price, which has been set at €33.00, and is equal to the price of the ordinary shares in a private placement of ordinary shares to be effected on behalf of the bond purchasers concurrently with the issuance of the Exchangeable Bonds.

          Exchangeable Bonds not exchanged before the 25th Trading Day prior to the maturity date will be mandatorily exchanged on the maturity date into a number of ordinary shares equal to the Maturity Exchange Ratio. The “Maturity Exchange Ratio” will equal the arithmetic average of the 20 Daily Exchange Ratios calculated on the basis of the volume weighted average price (“VWAP”) per ordinary share on the Xetra-System of Deutsche Börse AG (as published on Bloomberg on any date of determination) on each of the 20 consecutive Trading Days ending on the third Trading Day prior to the Maturity Date. For the purposes of calculating such arithmetic average, the “Daily Exchange Ratio” for each €50,000 of Exchangeable Bonds a given trading day will be determined as follows:

1.	if the VWAP is less than or equal to the Minimum Exchange Price, the Daily Exchange Ratio shall be equal to the principal amount divided by the Minimum Exchange Price (the “Maximum Exchange Ratio”).

2.	If the VWAP is greater or equal to the Maximum Exchange Price, the Daily Exchange Ratio shall be equal to the Maximum Exchange Ratio multiplied by

1 minus (Maximum Exchange Price minus Minimum Exchange Price)
VWAP

3.	If the VWAP is greater than the Minimum Exchange Price but less than the Maximum Exchange Price, the Daily Exchange Ratio shall be equal to the principal amount per Bond divided by the VWAP

          For purposes of the foregoing computations (i) the Minimum Exchange Price will be the Share Reference Price and (ii) the Maximum Exchange Price will be €38.94, a premium over the Minimum Exchange Price of 118%. The Minimum Exchange Price, the Maximum Exchange Price and the Maximum Exchange Ratio are subject to adjustment upon the occurrence of certain events affecting the Shares in accordance with standard German market exchangeable anti-dilution adjustments, including full adjustment for any share dividend distributions.

          In addition to exchange at the option of the holder and mandatorily upon maturity, the Exchangeable Bonds will be exchanged at the Maximum Exchange Ratio together with payment of a Make-Whole Amount (i) at the option of the holders, upon certain changes of control of the Company, as defined in the Terms and Conditions of the Bonds, (ii) at the option of the Issuer at any time after the 40th day after settlement date until 4.00 p.m. CET on the business day preceding the 25th trading day prior to the maturity date and (iii) upon certain declines or withdrawals of the corporate credit rating of Fresenius SE. The “Make Whole Amount” will be an amount equal to the discounted value of the remaining scheduled interest payments on the Exchangeable Bonds.

          Dr. Patrick Soon-Shiong, founder and majority shareholder of APP, has committed to buy €100 million principal amount of mandatory exchangeable bonds having identical terms as the Exchangeable Bonds. The aggregate principal amount of Exchangeable Bonds to be issued on the Settlement Date will include the bonds purchased by Dr Shion-Soong. Settlement with Dr. Soon-Shiong will be subject to the closing of Fresenius Kabi’s acquisition of APP.

          Fresenius SE believes that the acquisition of APP presents a unique opportunity to expand the business of Fresenius Kabi AG and has therefore decided to include the Company’s ordinary shares in the financing arrangements for the acquisition. Fresenius SE does not presently anticipate any further reduction in its holdings in the Company, and reserves the right to increase its ownership of the Company’s shares at any time subsequent to issuance of the Exchangeable Bonds.

          Except as described in this Item 4, Fresenius SE (and, to its knowledge, the supervisory board and the management board of Fresenius SE) has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          The description of the Terms and Conditions of the Bonds set forth herein is qualified in its entirety by reference to the final Terms and Conditions of the Bonds, a copy of which will be filed as an amendment to the Schedule 13D after issuance of the Exchangeable Bonds.

          THE FOREGOING DESCRIPTION OF THE TERMS AND CONDITIONS OF THE EXCHANGEABLE BONDS HAS BEEN INCLUDED SOLELY IN RESPONSE TO THE REQUIREMENTS OF ITEMS 4 AND 6 OF SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE INCLUSION OF SUCH DESCRIPTION DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR ANY OTHER JURISDICTION. THE EXCHANGEABLE BONDS AND ORDINARY SHARES DELIVERABLE UPON EXCHANGE OF THE BONDS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION AND APPLICABLE STATE OR LOCAL SECURITIES LAWS. THERE WILL BE NO PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          On the date of this Schedule 13D (Amendment No. 2), Fresenius SE is the beneficial owner of 106,603,026 ordinary shares, constituting approximately 36.4% of the Company’s outstanding voting shares. Of such 106,603,026 ordinary shares (i) Fresenius SE acquired 105,630,000 ordinary shares in 1996 connection with the formation of the Company in consideration of its contribution of Fresenius Worldwide Dialysis to the Company, and (ii) beneficial ownership of 973,026 ordinary shares reverted to Fresenius SE when Fresenius SE purchased certain warrants to purchase ordinary shares (the “Abbott Warrants”) in July 2000. For additional information regarding Fresenius SE’s acquisition of 105,630,000 ordinary shares in 1996 in connection with the Company’s formation, see Item 4 of Schedule 13D (Amendment No. 1). For a description of the Abbott Warrants, see Item 6 of Schedule 13D (Amendment No. 1).

The information in Item 5 of the Schedule 13D is hereby further amended by the addition of the following information:

          Fresenius SE presently has sole voting power and sole dispositive power with respect to the 106,603,026 ordinary shares reported herein. Upon issuance of the Exchangeable Bonds, by virtue of Fresenius SE’s obligation to deliver ordinary shares upon exchange of the bonds in accordance with their terms and conditions, Fresenius SE may be deemed to possess only shared dispositive power with respect to up to a number of such ordinary shares calculated by multiplying the aggregate principal amount of the Exchangeable Bonds by the Maximum Exchange Ratio. The actual number of ordinary shares that Fresenius SE will ultimately deliver to holders of the Exchangeable Bonds will depend upon whether any bonds are exchanged prior to maturity, the exchange ratio at which any such exchanges take place, and whether a change of control of the Company, an exchange at the option of the Issuer, or a decline or withdrawal of Fresenius SE’s corporate debt ratings occurs. See Item 4 above. Upon maturity, a maximum of approximately 16.80 million ordinary shares and a minimum of 14.24. million ordinary shares will be deliverable, representing approximately 5.66% and 4.80%, respectively, of the Company’s total subscribed capital. If that maximum number of ordinary shares is deliverable upon redemption of the Exchangeable Bonds, Fresenius SE will remain the beneficial owner of approximately 30.6% of the Company’s ordinary shares.

          As of the date of this Schedule 13D (Amendment No. 2), to the best knowledge of Fresenius SE, none of the members of the management board and supervisory board beneficially owns more than 1% of the ordinary shares of the Company. Fresenius SE disclaims any beneficial interest in any ordinary shares beneficially owned by such persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following information:

          For a description of the proposed Terms of the Bonds, see Item 4 of this Schedule 13D (Amendment No. 2).

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2008

FRESENIUS SE

By:	/s/ Stephan Sturm

Name:	Stephan Sturm
Title:	Chief Financial Officer

By:	/s/ Dr. Jürgen Götz

Name:	Dr. Jürgen Götz
Title:	General Counsel

S-1

SCHEDULE A

          The members of Fresenius SE’s supervisory board and of its management board, their present principal occupations or employment (including the name, principal business and address of any such employer), and their business or residence addresses, are set forth below. Except as set forth below, the business address of all of the members of the supervisory board and the management board is Else-Kröner Strasse 1, 61352 Bad Homburg v.d.H., Germany. All of the persons listed below are citizens of Germany, except for Messrs. Ilossi and Kölbl, who are citizens of Italy and Austria, respectively, and Dr. Ben Lipps, who is a citizen of the United States.

Members of the Supervisory Board of Fresenius SE

Name	Principal Occupation or Employment

Dr. Gerd Krick Chairman	Chairman of the Supervisory Board of Fresenius SE; Chairman of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA

Dr. Dieter Schenk Deputy Chairman	Lawyer and tax consultant Nörr Stiefenhofer Lutz (law firm) Brienner Strasse 28 80333 Munich, Germany

Niko Stumpfögger Deputy Chairman	Secretary of the Trade Union ver.di, health care division

Prof. Dr. h.c. Roland Berger	Strategy consultant

Dr. Gerhard Rupprecht	Member of the Management Board Allianz SE; Chairman of the Management Board Allianz Deutschland AG

Wilhelm Sachs	Chairman of the General Works Council; Deputy Chairman of the Works Council Friedberg plant

Dr. Karl Schneider	Former Spokesman of Südzucker AG Maximilianstrasse 10 68045 Mannheim, Germany

Stefan Schubert	Chairman of the Corporate Works Council of Wittgensteiner Kliniken GmbH

Rainer Stein	Chairman of the Corporate Works Council of HELIOS Kliniken GmbH

Klaus-Peter Müller	Chairman of the Supervisory Board of Commerzbank AG

Dario Ilossi	Secretary of the Trade Union FEMCA Cisl – Energy, Fashion and Chemicals

Konrad Kölbl	Chairman of the Corporate Works Council of VAMED AG

A-1

Members of the Management Board of Fresenius SE

Name	Principal Occupation or Employment

Dr. Ulf Mark Schneider	Chairman of the Management Board and Chief Executive Officer of Fresenius SE; Chairman of the Supervisory Board of Fresenius Medical Care Management AG

Stephan Sturm	Chief Financial Officer of Fresenius SE

Dr. Jürgen Götz	Director of legal, compliance and personnel affairs, Fresenius SE

Dr. Ben Lipps	Chairman of the Management Board of Fresenius Medical Care Management AG and Chief Executive Officer of Fresenius Medical Care AG & Co. KGaA

Rainer Baule	Chairman of the Management Board and Chief Executive Officer of Fresenius Fresenius Kabi AG

Dr. Francesco de Meo	Chief Executive Officer of Fresenius Helios

Dr. Ernst Wastler	Chief Executive Officer of Fresenius VAMED

A-2